Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

September 29, 2021

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	485(a) Filing for Eaton Vance Municipals Trust II (the “Registrant”) on behalf of:

Eaton Vance High Yield Municipal Income Fund (the “Fund”)

Post-Effective Amendment No. 63 (1933 Act File No. 033-71320)

Amendment No. 64 (1940 Act File No. 811-08134) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to the comments you provided telephonically to the undersigned on September 24, 2021 with respect to the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.	Comment: Under “Purchase and Sale of Fund Shares” in the Summary Prospectus, please state whether there is a required minimum amount for subsequent purchases of Class W shares.

Response: The Registrant has revised language in the referenced section as follows, “There is no minimum initial purchase amount or minimum subsequent investment amount for Class W shares.”

  Comment: Disclosure under “Valuing Shares” in the Prospectus states that, “When purchasing or redeeming Fund shares through a financial intermediary, your financial intermediary must receive your order by the close of regular trading on the Exchange in order for the purchase price or the redemption price to be based on that day’s net asset value per share.” Please consider whether additional disclosure is necessary in light of the Fund’s policy with respect to shareholder requests for redemptions in-kind.

Response: The Registrant confirms that orders to redeem shares must be received by the close of regular trading on the Exchange in order for the redemption price to be based on that day’s net asset value per share regardless of the form in which the redemption will be paid. Please see the Registrant’s response to Comment 6 below.

3.	Comment: The Staff notes that disclosure under “Redeeming Shares” in the Prospectus states, “Unless requested by a shareholder, the Fund generally expects to limit use of redemption in-kind to stressed market conditions, but is permitted to do so in other circumstances.” Please clarify whether the Fund anticipates making redemptions in-kind only under stressed market conditions or whether it will also do so upon request by a shareholder.

Response: Although the Registrant reserves the right to make redemptions in-kind at any time, it currently anticipates doing so only (i) under stressed market conditions or (ii) if requested by a shareholder. The Registrant reserves the right to decline any shareholder request for a redemption in-kind.

The referenced language has been revised as follows in order to clarify the circumstances under which the Fund anticipates making redemptions in-kind:

Unless requested by a shareholder, the Fund generally expects to limit use of redemption in-kind to stressed market conditions, but reserves the right to do so at any time ~~is permitted to do so in other circumstances~~. For Class W shares, requests to receive redemption proceeds in-kind must be made directly to the account adviser. The Fund may decline a shareholder’s request to receive redemption proceeds in-kind.

4.	Comment: Disclosure under “Financial Highlights” in the Prospectus states that the Fund’s financial statements and the report of its independent registered public accounting firm are incorporated by reference into the Prospectus. Please confirm that the Fund intends to deliver its most recent annual report to new shareholders along with the Prospectus.

Response: The referenced disclosure has been revised to read as follows, “The report of Deloitte & Touche LLP and the Fund’s financial statements are incorporated by reference into the Fund’s SAI and included in the Fund’s annual report, which is available upon request.” The Registrant confirms that a copy of the Fund’s annual report will accompany the SAI.

5.	Comment: Under “Management and Organization,” consider adding disclosure stating the principal business of the organizations mentioned in Keith Quinton’s biography, to the extent that the Registrant has not already done so.

Response: The Registrant has revised Mr. Quinton’s biography as follows:

Private investor, researcher and lecturer. Formerly, Independent Investment Committee Member at New Hampshire Retirement System (public employee defined benefit pension plan) (2017-2021). Formerly, Portfolio Manager and Senior Quantitative Analyst at Fidelity Investments (investment management firm) (2001-2014).

[…]

Formerly, Director (2016-2021) and Chairman (2019-2021) of New Hampshire Municipal Bond Bank (public finance).

6.	Comment: The Staff notes the following disclosure included in under “Purchasing and Redeeming Shares – Additional Information About Redemptions” in the SAI:

As noted above, the Fund may pay the redemption price of shares of the Fund, either totally or partially, by a distribution in-kind of securities. All requests for redemptions in-kind must be in good order. Provided the redemption request is received by the Fund not later than 12:00 p.m. (Eastern Time) on the day of the redemption, the Fund may in its discretion, if requested through the account adviser, provide the redeeming shareholders with an estimate of the securities to be distributed.

Please confirm supplementally (i) whether the Fund imposes a deadline for redemption orders prior to the time it calculates its net asset value (“NAV”) if the proceeds will be paid in-kind, and (ii) whether the Fund’s Board of Trustees has considered this deadline and has determined that it is appropriate for the Fund.

Response: The Registrant confirms that orders to redeem shares must be received by the close of regular trading on the Exchange in order for the redemption price to be based on that day’s net asset value per share regardless of the form in which the redemption will be paid. The Registrant does not impose an earlier deadline for redemption orders for which the proceeds will be paid in-kind. The referenced disclosure states that the Fund may provide a redeeming shareholder with an estimate of the securities to be distributed if a request for an in-kind redemption is received by the Fund by 12:00 p.m. (Eastern Time).

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6573.

Very truly yours,

/s/ Sarah H. McLaughlin

Sarah H. McLaughlin, Esq.

Assistant Vice President